UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Michael Kors Holdings Limited
(Name of Issuer)

Ordinary Shares, No Par Value
(Title of Class of Securities)

G60754 101
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G60754 101	SCHEDULE 13G	Page 2 of 28 Pages

1	NAME OF REPORTING PERSON Sportswear Holdings Limited1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 61,941,138
	7	SOLE DISPOSITIVE POWER 61,941,138
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,941,138
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8.	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 32.4%2
12	TYPE OF REPORTING PERSON CO

1
Sportswear Holdings Limited is indirectly 50% owned by Westleigh Limited, which is privately owned by members of the Chao family (including Silas K. F. Chou), and 50% owned by Flair Investment Holdings Limited, in which Lawrence S. Stroll has an indirect beneficial ownership interest.  Each of Sportswear Holdings Limited, Westleigh Limited and Flair Investment Holdings Limited, as well as Messrs. Chou and Stroll (in their capacities as Co-Chairmen of Sportswear Holdings Limited), may be deemed to have shared dispositive power and shared voting power over, and thus to beneficially own, all of the Ordinary Shares owned by Sportswear Holdings Limited through their respective direct or indirect ownership of the equity interests of Sportswear Holdings Limited.

2      Based on 191,049,949 Ordinary Shares that were issued and outstanding as of December 31, 2011.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 3 of 28 Pages

1	NAME OF REPORTING PERSON Silas K. F. Chou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 61,941,138
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 61,941,138
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,941,138
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8.	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 32.4%3
12	TYPE OF REPORTING PERSON IN

3      Based on 191,049,949 Ordinary Shares that were issued and outstanding as of December 31, 2011.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 4 of 28 Pages

1	NAME OF REPORTING PERSON Lawrence S. Stroll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 61,941,138
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 61,941,138
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,941,138
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8.	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 32.4%4
12	TYPE OF REPORTING PERSON IN

4      Based on 191,049,949 Ordinary Shares that were issued and outstanding as of December 31, 2011.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 5 of 28 Pages

1	NAME OF REPORTING PERSON Westleigh Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 61,941,138
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 61,941,138
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,941,138
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8.	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 32.4%5
12	TYPE OF REPORTING PERSON CO

5      Based on 191,049,949 Ordinary Shares that were issued and outstanding as of December 31, 2011.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 6 of 28 Pages

1	NAME OF REPORTING PERSON Flair Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 61,941,138
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 61,941,138
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,941,138
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8.	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 32.4%6
12	TYPE OF REPORTING PERSON CO

6      Based on 191,049,949 Ordinary Shares that were issued and outstanding as of December 31, 2011.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 7 of 28 Pages

1	NAME OF REPORTING PERSON Littlestone Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Malta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,715,878
	7	SOLE DISPOSITIVE POWER 1,715,878
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,715,878
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8.	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%7
12	TYPE OF REPORTING PERSON CO

7      Based on 191,049,949 Ordinary Shares that were issued and outstanding as of December 31, 2011.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 8 of 28 Pages

1	NAME OF REPORTING PERSON Northcroft Trading Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,279,326
	7	SOLE DISPOSITIVE POWER 2,279,326
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,279,326
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8.	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%8
12	TYPE OF REPORTING PERSON CO

8      Based on 191,049,949 Ordinary Shares that were issued and outstanding as of December 31, 2011.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 9 of 28 Pages

1	NAME OF REPORTING PERSON Vax Trading, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgins Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,838,440
	7	SOLE DISPOSITIVE POWER 1,838,440
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,838,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8.	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%9
12	TYPE OF REPORTING PERSON CO

9      Based on 191,049,949 Ordinary Shares that were issued and outstanding as of December 31, 2011.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 10 of 28 Pages

1	NAME OF REPORTING PERSON OB Kors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,039,101
	7	SOLE DISPOSITIVE POWER 3,039,101
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,039,101
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8.	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%10
12	TYPE OF REPORTING PERSON CO

10      Based on 191,049,949 Ordinary Shares that were issued and outstanding as of December 31, 2011.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 11 of 28 Pages

1	NAME OF REPORTING PERSON John Muse11
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 686,345
	7	SOLE DISPOSITIVE POWER 343,169
	8	SHARED DISPOSITIVE POWER 343,176
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 686,345
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8.	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%12
12	TYPE OF REPORTING PERSON IN

11       John Muse is President of JRM Management Company, LLC, the General Partner of Muse Family Enterprises, Ltd. and JRM Interim Investors, LP. John Muse shares voting and dispositive control over the Ordinary Shares held by Muse Family Enterprises, Ltd. and JRM Interim Investors, LP.

12     Based on 191,049,949 Ordinary Shares that were issued and outstanding as of December 31, 2011.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 12 of 28 Pages

1	NAME OF REPORTING PERSON Muse Children’s GS Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 171,588
	7	SOLE DISPOSITIVE POWER 171,588
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,588
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8.	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%13
12	TYPE OF REPORTING PERSON OO

13     Based on 191,049,949 Ordinary Shares that were issued and outstanding as of December 31, 2011.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 13 of 28 Pages

1	NAME OF REPORTING PERSON JRM Interim Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 171,588
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 171,588
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,588
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8.	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%14
12	TYPE OF REPORTING PERSON PN

14     Based on 191,049,949 Ordinary Shares that were issued and outstanding as of December 31, 2011.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 14 of 28 Pages

1	NAME OF REPORTING PERSON Muse Family Enterprises, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 171,588
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 171,588
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,588
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8.	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%15
12	TYPE OF REPORTING PERSON CO

15     Based on 191,049,949 Ordinary Shares that were issued and outstanding as of December 31, 2011.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 15 of 28 Pages

ITEM 1.	(a)	Name of Issuer: Michael Kors Holdings Limited

	(b)	Address of Issuer’s Principal Executive Offices:
c/o Michael Kors Limited,
Unit 1001, 10/F, Miramar Tower
132 Nathan Road
Tsim Sha Tsui, Hong Kong

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed on behalf of each of the following persons:

1.  Sportswear Holdings Limited
2.  Silas K. F. Chou
3.  Lawrence S. Stroll
4.  Westleigh Limited
5.  Flair Investment Holdings Limited
6.  Littlestone Limited
7.  Northcroft Trading Inc.
8.  Vax Trading, Inc.
9.  OB Kors LLC
10.  John Muse
11.  Muse Children’s GS Trust
12.  JRM Interim Investors, LP
13.  Muse Family Enterprises, Ltd.

	(b)	Address of Principal Business Office, or if None, Residence:

	1.	Sportswear Holdings Limited
Craigmuir Chambers
P.O. Box 71, Road Town
Tortola, British Virgin Islands

	2.	For reporting persons Silas K. F. Chou and Lawrence S. Stroll
c/o Sportswear Holdings Limited
Craigmuir Chambers
P.O. Box 71, Road Town
Tortola, British Virgin Islands

	3.	Westleigh Limited
Craigmuir Chambers
P.O. Box 71, Road Town
Tortola, British Virgin Islands

	4.	Flair Investment Holdings Limited
Woodburn Hall
P.O. Box 3162, Road Town
Tortola, British Virgin Islands

	5.	Littlestone Limited
c/o Moore Stephens
P. O. Box 146, Town Mills South
La Rue du Pre, St. Peter Port
Guernsey GY1 3HZ
Channel Islands

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 16 of 28 Pages

6.	Northcroft Trading Inc.
c/o Rhône Gestion S.A.
2 Bd Georges – Favon
CH-1204 Geneva, Switzerland

7.	Vax Trading, Inc.
c/o MAO Financial Services S.A.
1, rue Etienne-Dumont
1204 Geneva, Switzerland

8.	OB Kors LLC
520 Pike Street, Suite 1100
Seattle, WA 98101

9.	For reporting persons John Muse, Muse Children’s GS Trust, JRM Interim Investors, LP and Muse Family Enterprises, Ltd.
c/o HM Capital Partners, LLC
200 Crescent Court, Suite 1600
Dallas, TX 75201

(c)	Citizenship:

1.	Sportswear Holdings Limited: British Virgin Islands

2.	Silas K. F. Chou: Portugal

3.	Lawrence S. Stroll: Canada

4.	Westleigh Limited: British Virgin Islands

5.	Flair Investment Holdings Limited: British Virgin Islands

6.	Littlestone Limited: Malta

7.	Northcroft Trading Inc.: Panama

8.	Vax Trading, Inc.: British Virgin Islands

9.	OB Kors LLC: Washington, United States of America

10.	John Muse: United States of America

11.	Muse Children’s GS Trust: Texas, United States of America

12.	JRM Interim Investors, LP: Texas, United States of America

13.	Muse Family Enterprises, Ltd.: Texas, United States of America

(d)	Title of Class of Securities:

Ordinary Shares, no par value

(e)	CUSIP Number:

G60754 101

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 17 of 28 Pages

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

As of December 31, 2011, the following ordinary shares, no par value (the “Ordinary Shares”), of Michael Kors Holdings Limited (the “Company”) were beneficially owned by the reporting persons (all percentages of Ordinary Shares reported in this statement on Schedule 13G have been calculated based on the Ordinary Shares issued and outstanding as of December 31, 2011).

Sportswear Holdings Limited16

	(a)	Amount beneficially owned: 61,941,138
	(b)	Percent of class: 32.4%
	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 61,941,138

(iii) Sole power to dispose or to direct the disposition of: 61,941,138

(iv) Shared power to dispose or to direct the disposition of: 0

Silas K. F. Chou

	(a)	Amount beneficially owned: 61,941,138
	(b)	Percent of class: 32.4%
	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 61,941,138

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 61,941,138

16     See footnote # 1.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 18 of 28 Pages

Lawrence S. Stroll

(a)	Amount beneficially owned: 61,941,138
(b)	Percent of class: 32.4%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 61,941,138

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 61,941,138

Westleigh Limited

(a)	Amount beneficially owned: 61,941,138
(b)	Percent of class: 32.4%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 61,941,138

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 61,941,138

Flair Investment Holdings Limited

(a)	Amount beneficially owned: 61,941,138
(b)	Percent of class: 32.4%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 61,941,138

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 61,941,138

Littlestone Limited

(a)	Amount beneficially owned: 1,715,878
(b)	Percent of class: 0.9%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 1,715,878

	(iii)	Sole power to dispose or to direct the disposition of: 1,715,878

	(iv)	Shared power to dispose or to direct the disposition of:: 0

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 19 of 28 Pages

Northcroft Trading Inc.

(a)	Amount beneficially owned: 2,279,326
(b)	Percent of class: 1.2%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 2,279,326

	(iii)	Sole power to dispose or to direct the disposition of: 2,279,326

	(iv)	Shared power to dispose or to direct the disposition of: 0

Vax Trading, Inc.

(a)	Amount beneficially owned: 1,838,440
(b)	Percent of class: 1.0%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 1,838,440

	(iii)	Sole power to dispose or to direct the disposition of: 1,838,440

	(iv)	Shared power to dispose or to direct the disposition of: 0

OB Kors LLC

(a)	Amount beneficially owned: 3,039,101
(b)	Percent of class: 1.6%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 3,039,101

	(iii)	Sole power to dispose or to direct the disposition of: 3,039,101

	(iv)	Shared power to dispose or to direct the disposition of: 0

John Muse17

(a)	Amount beneficially owned: 686,345
(b)	Percent of class: 0.4%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 686,345

	(iii)	Sole power to dispose or to direct the disposition of: 343,169

	(iv)	Shared power to dispose or to direct the disposition of: 343,176

17     See footnote # 11.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 20 of 28 Pages

Muse Children’s GS Trust

(a)	Amount beneficially owned: 171,588
(b)	Percent of class: 0.1%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 171,588

	(iii)	Sole power to dispose or to direct the disposition of: 171,588

	(iv)	Shared power to dispose or to direct the disposition of: 0

JRM Interim Investors, LP

(a)	Amount beneficially owned: 171,588
(b)	Percent of class: 0.1%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 171,588

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 171,588

Muse Family Enterprises, Ltd.

(a)	Amount beneficially owned: 171,588
(b)	Percent of class: 0.1%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 171,588

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 171,588

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 21 of 28 Pages

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

On July 11, 2011, each of Sportswear Holdings Limited, Littlestone (now called “Littlestone Limited”), Northcroft Trading Inc., Vax Trading, Inc., OB Kors LLC, John Muse, Muse Children’s GS Trust, JRM Interim Investors, LP and Muse Family Enterprises, Ltd. (collectively, the “Reporting Persons”), in addition to Michael Kors (the Honorary Chairman, Chief Creative Officer and Director of the Company) and John Idol (the Company’s Chairman, Chief Executive Officer and Director) (the Reporting Persons, together with John Idol and Michael Kors, the “Existing Shareholders”), became parties to a Voting and Lock-Up Agreement (the “Voting Agreement”).  Pursuant to the Voting Agreement, each Existing Shareholder is obligated to vote (or cause to be voted) its Ordinary Shares of the Company in the same manner as the Existing Shareholder or Existing Shareholders holding greater than 50% of the issued and outstanding Ordinary Shares held by all the Existing Shareholders at the time of such meeting.

The aggregate number of Ordinary Shares collectively owned by the Reporting Persons, based on available information, is 71,671,816, which represents approximately 37.6% of the outstanding Ordinary Shares of the Company.  The aggregate number of Ordinary Shares collectively owned by the Existing Shareholders, based on available information, is 96,396,915, which represents approximately 50.5% of the outstanding Ordinary Shares of the Company.  Each Reporting Person may be deemed to be a member of a “group” for purposes of the Securities Exchange Act of 1934, as amended, with all the parties to the Voting Agreement and to beneficially own all of the Ordinary Shares held by all the parties to the Voting Agreement.  Each of the Reporting Persons disclaims beneficial ownership of any of the Ordinary Shares owned by the other parties to the Voting Agreement (or (i) in the cases of Messrs. Chou, Stroll, Westleigh Limited and Flair Investment Holdings Limited, by any person other than Sportswear Holdings Limited and (ii) in the case of Mr. Muse, by any persons other than JRM Interim Investors, LP and Muse Family Enterprises, Ltd).  The share ownership reported for the Reporting Persons herein does not include any Ordinary Shares owned by the other parties to the Voting Agreement (or (i) in the cases of Messrs. Chou, Stroll, Westleigh Limited and Flair Investment Holdings Limited, by any person other than Sportswear Holdings Limited and (ii) in the case of Mr. Muse, by any persons other than JRM Interim Investors, LP and Muse Family Enterprises, Ltd.).

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 22 of 28 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2012

By:	Sportswear Holdings Limited /s/ Silas K. F. Chou
Name: Silas K. F. Chou Title: Co-Chairman

Silas K. F. Chou /s/ Silas K. F. Chou

Lawrence S. Stroll /s/ Lawrence S. Stroll

By:	Westleigh Limited /s/ Silas K. F. Chou
Name: Silas K. F. Chou Title: Director

By:	Flair Investment Holdings Limited /s/ Lawrence S. Stroll
Name: Lawrence S. Stroll Title: Director

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 23 of 28 Pages

By:	Littlestone Limited /s/ Judy Wright
Name: Judy Wright Title: Director

By:	Northcroft Trading Inc. /s/ Yannick Fasana
Name: Yannick Fasana Title: Administrator

By:	Vax Trading, Inc. /s/ Michel Clémence
Name: Michel Clémence Title: Director

By:	OB Kors LLC /s/ Bryon Madsen
Name: Bryon Madsen Title: V.P. of its Managing Member

John Muse /s/ John Muse

By:	Muse Children’s GS Trust /s/ Linda Ehlers
Name: Linda Ehlers Title: Co-Trustee

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 24 of 28 Pages

By:	JRM Interim Investors, LP /s/ John Muse
Name: John Muse Title: President of JRM Management Company, LLC, the General Partner of JRM Interim Investors, LP

By:	Muse Family Enterprises, Ltd. /s/ John Muse
Name: John Muse Title: President of JRM Management Company, LLC, the General Partner of Muse Family Enterprises, Ltd.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 25 of 28 Pages

EXHIBITS

Exhibit No.	Document Description

1.
Joint Filing Agreement and Power of Attorney, dated February 10, 2012, between Sportswear Holdings Limited, Silas K. F. Chou, Lawrence S. Stroll, Westleigh Limited, Flair Investment Holdings Limited, Littlestone Limited, Northcroft Trading Inc., Vax Trading, Inc., OB Kors LLC, John Muse, Muse Children’s GS Trust, JRM Interim Investors, LP and Muse Family Enterprises, Ltd.

2.	Voting and Lock-Up Agreement, dated July 11, 2011, among Michael Kors Holdings Limited and certain shareholders of Michael Kors Holdings Limited.*

*
Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed by Michael Kors Holdings Limited (Registration No. 333-178282) with the Securities and Exchange Commission on December 2, 2011.

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 26 of 28 Pages

Exhibit 1

JOINT FILING AGREEMENT AND POWER OF ATTORNEY

WHEREAS, the undersigned are beneficial owners, as determined  pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of certain Ordinary Shares, of no par value (the “Ordinary Shares”), of Michael Kors Holdings Limited (the “Company”).

NOW THEREFORE,

The undersigned acknowledge and agree that the foregoing statement on Schedule  13G is  filed  on  behalf  of each of the  undersigned  and  that all subsequent  amendments  to this  statement  on  Schedule  13G shall be filed on behalf of each of the  undersigned  without the necessity of filing  additional joint  filing  statements.  The undersigned  acknowledge  that  each  shall be responsible for the timely filing of such amendments,  and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the  completeness  and accuracy of the information concerning the other entities or persons,  except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

The undersigned hereby severally constitute and appoint Gary Sheff and Andrew Fine and each of them singly, our true and lawful attorneys, with full power to them, and each of them to sign for us, and in our names and in the capacities indicated below, the Schedule 13G relating to the Ordinary Shares owned by us and any and all amendments thereto filed or to be filed with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys to said Schedule 13G and any and all amendments thereto.

This Power of Attorney shall remain in full force and effect until each of the undersigned who are giving this Power of Attorney are no longer required to file a Schedule 13G or any amendments thereto with respect to the undersigneds’ beneficial ownership of the Ordinary Shares of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys.

IN WITNESS WHEREOF, this Agreement has been signed by the undersigned this 10th day of February 2012.

By:	Sportswear Holdings Limited /s/ Silas K. F. Chou
Name: Silas K. F. Chou Title: Co-Chairman

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 27 of 28 Pages

Silas K. F. Chou /s/ Silas K. F. Chou

Lawrence S. Stroll /s/ Lawrence S. Stroll

By:	Westleigh Limited /s/ Silas K. F. Chou
Name: Silas K. F. Chou Title: Director

By:	Flair Investment Holdings Limited /s/ Lawrence S. Stroll
Name: Lawrence S. Stroll Title: Director

By:	Littlestone Limited /s/ Judy Wright
Name: Judy Wright Title: Director

By:	Northcroft Trading Inc. /s/ Yannick Fasana
Name: Yannick Fasana Title: Administrator

CUSIP No. G60754 10 1	SCHEDULE 13G	Page 28 of 28 Pages

By:	Vax Trading, Inc. /s/ Michel Clémence
Name: Michel Clémence Title: Director

By:	OB Kors LLC /s/ Bryon Madsen
Name: Bryon Madsen Title: V.P. of its Managing Member

John Muse /s/ John Muse

By:	Muse Children’s GS Trust /s/ Linda Ehlers
Name: Linda Ehlers Title: Co-Trustee

By:	JRM Interim Investors, LP /s/ John Muse
Name: John Muse Title: President of JRM Management Company, LLC, the General Partner of JRM Interim Investors, LP

By:	Muse Family Enterprises, Ltd. /s/ John Muse
Name: John Muse Title: President of JRM Management Company, LLC, the General Partner of Muse Family Enterprises, Ltd.